4-1200 Waverley Street
Winnipeg, Manitoba,
Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES INTENTION TO DELIST FROM THE AMERICAN STOCK EXCHANGE

WINNIPEG, Manitoba – (June 18, 2008) Medicure Inc. (TSX:MPH; Amex:MCU) today announced that its Board of Directors has unanimously decided to submit a written notice to the American Stock Exchange ("Amex") of its intention to file a Form 25 with the United States Securities and Exchange Commission in order to voluntarily delist its common shares ("Shares") from Amex.

Medicure previously announced that it received a letter from Amex stating that Amex has determined that Medicure is not in compliance with certain continued listing standards, as set forth in Part 10 of the Amex Company Guide (the "Company Guide"), and that failure to regain compliance with Amex's listing requirements by November 24, 2008, would result in Amex initiating delisting proceedings pursuant to Section 1009 of the Company Guide. After further consideration in light of the Company’s business needs, Medicure has decided to voluntarily delist its Shares from Amex. It is expected that listing of the Shares on Amex will cease on or about July 7, 2008.

The Shares will continue to be traded on the Toronto Stock Exchange (the “TSX”). Medicure's Board of Directors unanimously approved the delisting and deregistration of the Shares, noting that the TSX is the more significant trading market for the Shares. Medicure does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from Amex since its U.S. shareholders will continue to be able to trade the Shares through the facilities of the TSX.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007 and the Company’s MD&A for the third quarter ended February 29, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com